SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                         Firearms Training Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


               Class A Common Stock, par value $0.000006 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   318120-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


             Scott Perekslis                    Mark E. Thierfelder, Esq.
     Centre Partners Management LLC               O'Melveny & Myers LLP
    30 Rockefeller Plaza, Suite 5050         153 East 53rd Street, 54th Floor
           New York, NY 10020                       New York, NY 10022
             (212) 332-5800                           (212) 326-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 25, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-------------------------                              -------------------------
CUSIP NO. 318120-10-2                  13D                    Page 2 of 17 Pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

         Centre Capital Investors II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                       0
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                        21,468,989
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                             0
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                    21,468,989
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,468,989
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [X]**

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


** The aggregate amount in Row 11 excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims membership in Item 2 of the text below.

-------------------------                              -------------------------
CUSIP NO. 318120-10-2                  13D                    Page 3 of 17 Pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

         Centre Capital Tax-Exempt Investors II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                       0
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                         2,399,950
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                             0
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                     2,399,950
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,399,950
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [X]**

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


** The aggregate amount in Row 11 excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims membership in Item 2 of the text below.

-------------------------                              -------------------------
CUSIP NO. 318120-10-2                  13D                    Page 4 of 17 Pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

         Centre Capital Offshore Investors II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                       0
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                         4,254,301
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                             0
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                     4,254,301
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,254,301
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [X]**

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


** The aggregate amount in Row 11 excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims membership in Item 2 of the text below.

-------------------------                              -------------------------
CUSIP NO. 318120-10-2                  13D                    Page 5 of 17 Pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

         Centre Partners Coinvestment L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                       0
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                         3,102,072
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                             0
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                     3,102,072
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,102,072
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [X]**

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


** The aggregate amount in Row 11 excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims membership in Item 2 of the text below.

-------------------------                              -------------------------
CUSIP NO. 318120-10-2                  13D                    Page 6 of 17 Pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

         Centre Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                       0
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                        28,123,240
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                             0
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                    28,123,240
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         28,123,240
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [X]**

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         37.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


** The aggregate amount in Row 11 excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims membership in Item 2 of the text below.

-------------------------                              -------------------------
CUSIP NO. 318120-10-2                  13D                    Page 7 of 17 Pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

         Centre Partners II, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                       0
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                        31,853,624
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                             0
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                    31,853,624
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         31,853,624
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [X]**

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         42.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


** The aggregate amount in Row 11 excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims membership in Item 2 of the text below.

-------------------------                              -------------------------
CUSIP NO. 318120-10-2                  13D                    Page 8 of 17 Pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

         Centre Partners Management LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                 106,700
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                        31,853,624
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                       106,700
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                    31,853,624
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         31,960,324
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [X]**

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         42.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


** The aggregate amount in Row 11 excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims membership in Item 2 of the text below.

     Item 1.  Security and Issuer.

         This Statement relates to the Class A common stock, par value $.000006 per share (the "Common Stock"), of Firearms Training Systems, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 7340 McGinnis Ferry Road, Suwanee, Georgia 30174.

     Item 2.  Identity and Background.

         This Statement is filed (i) by Centre Capital Investors II, L.P. ("Centre Capital"), Centre Capital Tax-Exempt Investors II, L.P. ("Centre Tax-Exempt"), Centre Capital Offshore Investors II, L.P. ("Centre Offshore"), and Centre Partners Coinvestment L.P. ("Centre Coninvestment"), as the direct beneficial owners of Common Stock, (ii) by virtue of being the general partner of Centre Capital, Centre Tax-Exempt, and Centre Offshore, by Centre Partners II, L.P. ("Centre Partners LP"), (iii) by virtue of being the general partner of Centre Coinvestment and Centre Partners LP, by Centre Partners II L.L.C. ("Centre Partners LLC"), and (iv) by virtue of a management arrangement among Centre Partners Management LLC ("Centre Management"), Centre Partners LP, and Centre Partners LLC, by Centre Management. Centre Capital, Centre Tax-Exempt, Centre Offshore, Centre Coinvestment, Centre Partners LP, Centre Partners LLC, and Centre Management are collectively referred to herein as the "Reporting Persons." Centre Capital, Centre Tax-Exempt, Centre Offshore, and Centre Coinvestment are referred to herein as the "Centre Holders."

         The Centre Holders are the direct holders of the Common Stock and Warrants to purchase Common Stock described in Item 5(a). Centre Partners LP is the general partner of Centre Capital, Centre Tax-Exempt, and Centre Offshore and may be deemed to control each of them. Centre Partners LLC is the general partner of Centre Coinvestment and Centre Partners LP. Centre Partners LLC may be deemed to control directly Centre Coinvestment and Centre Partners LP and to control indirectly Centre Capital, Centre Tax-Exempt, and Centre Offshore. Pursuant to the management arrangement referred to in the foregoing paragraph, Centre Management has the power to act on behalf of Centre Partners LP, as general partner of Centre Capital, Centre Tax-Exempt, and Centre Offshore, and Centre Partners LLC, as general partner of Centre Coinvestment and Centre Partners LP, including the power to vote and dispose of the Common Stock held by the Centre Holders. Each of the Reporting Persons may be deemed to be a part of one or more "groups" for purposes of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, but disclaims that status.

         Each of the Centre Holders and Centre Partners LP is a limited partnership organized under the laws of Delaware. Each of Centre Partners LLC and Centre Management is a limited liability company organized under the laws of Delaware.

         Each of the Centre Holders is a limited partnership that makes investments for long-term capital appreciation. Centre Partners LP was formed to participate in the management of Centre Capital, Centre Tax-Exempt, and Centre Offshore. Centre Partners LLC was formed to participate in the management of Centre Coinvestment and Centre Partners LP. Centre Management was formed to manage the investments of Centre Partners LP, Centre Partners LLC, the Centre Holders, and certain of their affiliates.

         The address of the principal business and principal office of each Reporting Person other than Centre Offshore is 30 Rockefeller Plaza, Suite 5050, New York, New York 10020. The address of the principal business and principal office of Centre Offshore is c/o Reid Management Limited, Cedar House, 41 Cedar House, Hamilton, Bermuda HM12.

         The managing directors of Centre Management are Lester Pollack, Bruce
G. Pollack, David B. Golub, Robert A. Bergmann, Scott Perekslis, and David L. Jaffe (collectively, the "Managing Directors"). Mr. Lester Pollack, Mr. Bruce Pollack, Mr. Golub, Mr. Bergmann, and Mr. Perekslis are also the managing directors of Centre Partners LLC. Mr. Perekslis is a member of the Company's Board of Directors. The business address of each Managing Director is c/o Centre Partners Management LLC, 30 Rockefeller Plaza, Suite 5050, New York, New York 10020. The present principal occupation of each Managing Director is to participate in the management of Centre Management. Each Managing Director is a citizen of the United States of America.

         During the last five years, none of the Reporting Persons and the Managing Directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.  Source and Amount of Funds or Other Consideration.

         The total amount of funds to be used by the Centre Holders to acquire Common Stock pursuant to the Purchase Agreement described in Item 5(c) will be approximately $71,000, or approximately $0.01 per share. The source of such funds will be a capital call from the Centre Holders' limited partners.

     Item 4.  Purpose of Transaction.

         The Centre Holders acquired shares of Common Stock to obtain an equity interest in the Company. The Centre Holders are purchasing additional Common Stock and the Company's Series B preferred stock, par value $0.10 per share (the "Preferred Stock"), senior secured loans, junior secured loans, and new revolving loans pursuant to the Purchase Agreement described in Item 5(c) to increase their respective investments in the Company. The Centre Holders may acquire additional shares of Preferred Stock as stock dividends on the Preferred Stock. Pursuant to the Certificate of Designations of Series B Preferred Stock filed with the Secretary of State of Delaware on August 25, 2000 (the "Certificate of Designations"), the holders of Preferred Stock are entitled to receive cumulative dividends on each share of Preferred Stock at a rate of 10% per annum of such share's liquidation preference, subject to increase upon the occurrence of certain events described in the Certificate of Designations. The "liquidation preference" of each share of Preferred Stock is equal to the sum of
(a) $1,000 plus (b) an amount equal to all accrued but unpaid dividends payable with respect to such share. Dividends on the Preferred Stock are payable in kind in additional shares of Preferred Stock valued at the liquidation preference per share.

         Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Common Stock, Preferred Stock, senior secured loans, junior secured loans, and new revolving loans in the market, availability of funds, alternative uses of funds, and money, stock market, and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time acquire Common Stock, Preferred Stock, senior secured loans, junior secured loans, and new revolving loans, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Common Stock, Preferred Stock, senior secured loans, junior secured loans, and new revolving loans held by such person, or cease buying or selling Common Stock, Preferred Stock, senior secured loans, junior secured loans, and new revolving loans. Any such additional purchases or sales of Common Stock, Preferred Stock, senior secured loans, junior secured loans, or new revolving loans may be in open market or privately-negotiated transactions or otherwise.

         The Reporting Persons have considered, are considering, and may consider in the future certain strategic options, including a sale or recapitalization of the Company and/or any of its Subsidiaries.

         Except as described in this Item 4, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the Managing Directors has formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

     Item 5.  Interest in Securities of the Issuer.

         (a) The percentages of outstanding Common Stock of the Company reported in this Item 5 are based on the assumption that there are 70,153,139 shares of Common Stock outstanding, which reflects the number of outstanding shares of Common Stock reported by the Company in its Quarterly Report on Form 10-Q as filed on February 13, 2002.

         As of the date hereof and without giving effect to future purchases pursuant to the Purchase Agreement described in Item 5(c), (i) Centre Capital directly beneficially owns an aggregate of 21,468,989 shares of Common Stock, 17,893,756 of which are directly held by Centre Capital, 1,372,619 of which are issuable upon the exercise of New Warrants (as defined in Item 6) directly held by Centre Capital, and 2,202,614 of which are issuable upon the exercise of Amended Warrants (as defined in Item 6) directly held by Centre Capital, (ii) Centre Tax-Exempt directly beneficially owns an aggregate of 2,399,950 shares of Common Stock, 2,000,301 of which are directly held by Centre Tax-Exempt, 153,446 of which are issuable upon the exercise of New Warrants directly held by Centre Tax-Exempt, and 246,203 of which are issuable upon the exercise of Amended Warrants directly held by Centre Tax-Exempt, (iii) Centre Offshore directly beneficially owns an aggregate of 4,254,301 shares of Common Stock, 3,545,788 of which are directly held by Centre Offshore, 271,989 of which are issuable upon the exercise of New Warrants directly held by Centre Offshore, and 436,524 of which are issuable upon the exercise of Amended Warrants directly held by Centre Offshore, and (iv) Centre Coinvestment directly beneficially owns an aggregate of 3,102,072 shares of Common Stock, 2,596,434 of which are directly held by Centre Coinvestment, 201,946 of which are issuable upon the exercise of New Warrants directly held by Centre Coinvestment, and 303,692 of which are issuable upon the exercise of Amended Warrants directly held by Centre Coinvestment. Based on the foregoing, Centre Capital, Centre Tax-Exempt, Centre Offshore, and Centre Coinvestment may be deemed to own directly and beneficially 28.4%, 3.2%, 5.6%, and 4.1% of the outstanding Common Stock (calculated after giving effect to the exercise of the New Warrants, the Amended Warrants, the Centre Partners LLC Warrants (as defined below), and the Centre Management Options (as defined below)), respectively.

         By virtue of the relationships described under Item 2 of this Statement, (i) Centre Partners LP, Centre Partners LLC, and Centre Management may be deemed to share indirect beneficial ownership of the Common Stock directly beneficially owned by Centre Capital, Centre Tax-Exempt, and Centre Offshore, and (ii) Centre Partners LLC and Centre Management may be deemed to share indirect beneficial ownership of the Common Stock directly beneficially owned by Centre Coinvestment. In addition, (i) pursuant to certain co-investment arrangements, Centre Partners LLC has been delegated voting and dispositive power with respect to an additional 571,181 shares of Common Stock and 57,131 warrants to purchase Common Stock (such warrants, the "Centre Partners LLC Warrants"), and (ii) Centre Management has voting and dispositive power with respect to 106,700 options to purchase Common Stock (the "Centre Management Options"). Accordingly, as of the date hereof and without giving effect to future purchases pursuant to the Purchase Agreement, (i) Centre Partners LP may be deemed to share indirect beneficial ownership of an aggregate of 28,123,240 shares of Common Stock, or 37.2% of the outstanding Common Stock (calculated after giving effect to the exercise of the New Warrants, the Amended Warrants, the Centre Partners LLC Warrants, and the Centre Management Options), (ii) Centre Partners LLC may be deemed to share indirect beneficial ownership of an aggregate of 31,853,624 shares of Common Stock, or 42.2% of the outstanding Common Stock (as so calculated), and (iii) Centre Management may be deemed to share indirect beneficial ownership of an aggregate of 31,960,324 shares of Common Stock, or 42.3% of the outstanding Common Stock (as so calculated). Centre Partners LP, Centre Partners LLC, and Centre Management, however, disclaim all such beneficial ownership.

         The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission and upon information provided by the Managing Directors, that no Managing Director personally beneficially owns any Common Stock.

         (b) By virtue of the relationships described in Item 2, (i) Centre Capital may be deemed to share the power to vote and direct the disposition of 21,468,989 shares of Common Stock, (ii) Centre Tax-Exempt may be deemed to share the power to vote and direct the disposition of 2,399,950 shares of Common Stock, (iii) Centre Offshore may be deemed to share the power to vote and direct the disposition of 4,254,301 shares of Common Stock, (iv) Centre Coinvestment may be deemed to share the power to vote and direct the disposition of 3,102,072 shares of Common Stock, (v) Centre Partners LP may be deemed to share the power to vote and direct the disposition of 28,123,240 shares of Common Stock, (vi) Centre Partners LLC may be deemed to share the power to vote and direct the disposition of 31,853,624 shares of Common Stock, and (vii) Centre Management may be deemed to share the power to vote and direct the disposition of 31,960,324 shares of Common Stock.

         (c) On April 25, 2002, the Centre Holders and PB Capital Corporation entered into a Loan and Stock Purchase Agreement (the "Purchase Agreement"), pursuant to which each Centre Holder will purchase from PB Capital Corporation a combination of Common Stock, Preferred Stock, and senior secured loans, junior secured loans, and new revolving loans under the Credit Agreement

(as defined in Item 6). Each Centre Holder will purchase the number of shares of Common Stock set forth next to its name for the approximate price per share set forth next to its name. The aggregate price to be paid by the Centre Holders for all such shares will be approximately $71,000. The transactions contemplated by the Purchase Agreement are scheduled to close on the later of (i) May 10, 2002 or (ii) two business days after the satisfaction of certain conditions described in the Purchase Agreement, or on such other date as the Centre Holders and PB Capital Corporation may agree. The Purchase Agreement was privately negotiated with PB Capital Corporation.

       Centre Holder           Shares of Common Stock     Price Per Share
       -------------           ----------------------     ---------------

       Centre Capital                 4,870,385                $0.01

       Centre Tax-Exempt                544,472                $0.01

       Centre Offshore                  965,071                $0.01

       Centre Coinvestment              720,463                $0.01


         Except as described above, neither any of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Managing Directors has engaged in any transaction in the Common Stock during the past 60 days.

         (d) Each Centre Holder has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock held by it.

         (e)      Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In connection with a restructuring of the Company in 2000 (the "Restructuring"), the Centre Holders entered into a Second Amended and Restated Credit Agreement and Partial Exchange Agreement dated as of April 1, 2000 (the "Credit Agreement") with the Company, FATS, Inc., a subsidiary of the Company (the "Borrower"), the other financial institutions listed on the signature pages thereof (together with the Centre Holders, the "Lenders"), and Bank of America, N.A., as agent (the "Agent"). Pursuant to the Credit Agreement, the Company issued to the Lenders shares of Common Stock and Preferred Stock, and the Borrower issued to the Lenders senior secured loans and junior secured loans, in each case as a credit applied against certain loans held by the Lenders. The shares of Common Stock and Preferred Stock issued to the Lenders pursuant to the Credit Agreement are referred to herein as the "Credit Agreement Common Shares" and the "Credit Agreement Preferred Shares," respectively. The foregoing summary of the Credit Agreement is qualified in its entirety by reference to Exhibit 1, which is hereby incorporated by reference.

         Also in connection with the Restructuring, the Centre Holders entered into a Voting and Stock Restrictions Agreement dated April 1, 2000 (the "Voting Agreement") with the other Lenders and the Agent, which contains certain provisions relating to the voting and disposition of the Credit Agreement Common Shares and Credit Agreement Preferred Shares. For example, Lenders holding a majority of the new revolving credit commitments under the Credit Agreement ("Required Lenders") may direct the manner in which all Credit Agreement Common Shares are voted. In addition, the Lenders have the right to approve another Lender's sale of Credit Agreement Common Shares or Credit Agreement Preferred Shares and the right to tag-along in any such sale. The approval and tag-along rights do not apply, however, to a sale or transfer by any Lender to any of its affiliates, another Lender or an affiliate of another Lender, provided that it gives the Agent 10 business days' prior notice. The approval and tag-along rights may be modified by the vote of Required Lenders. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to Exhibit 2, which is hereby incorporated by reference.

         The Centre Holders, the other Lenders, and the Company also entered into a Registration Rights Agreement dated as of April 1, 2000 (the "Registration Rights Agreement") as part of the Restructuring. Under the Registration Rights Agreement, upon the request of one or more Lenders that own in the aggregate a majority of the outstanding Common Stock then held by the Lenders, the Company must register the Common Stock of the requesting Lenders under the Securities Act, subject to certain limitations. In addition, if the Company proposes to register shares of Common Stock in connection with a public offering solely for cash on Forms S-1, S-2, or S-3, it must use its reasonable best efforts to include any Common Stock of a Lender who requests its inclusion, subject to certain limitations. Furthermore, each Lender entitled to have its Common Stock included in a registration statement prepared pursuant to the Registration Rights Agreement, if so requested by the underwriter's representative or the Agent, in connection with an offering covered by a registration statement filed by the Company, cannot effect any public sale or distribution of shares of Common Stock during the 15-day period prior to, and during the 90-day period beginning on, the date such registration statement is declared effective; provided that the 90-day period may be extended for up to 90 additional days if the underwriter's representative or the Agent in good faith advises the Company that such extension is advisable and requests such extension. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to Exhibit 3, which is hereby incorporated by reference.

         In the Restructuring, the Centre Holders also entered into (a) a Loan and Exchange Agreement dated as of April 1, 2000 (the "Centre Loan Agreement") among the Company, the Borrower, the Centre Holders, as lenders, and Centre Capital, as agent, and (b) a Securities Exchange and Release Agreement dated as of April 1, 2000 (the "Exchange Agreement") among the Company, the Centre Holders and the other investors listed on Schedule 1 thereto. Pursuant to the Centre Loan Agreement and the Exchange Agreement the Company issued Common Stock, Preferred Stock, and warrants to purchase a total of 2,000,000 shares of Common Stock for $0.25 per share (the "New Warrants") to the Centre Holders, and the Borrower issued senior secured loans and junior secured loans to the Centre Holders, in each case as a credit applied against certain reimbursement obligations held by the Centre Holders. Pursuant to the Exchange Agreement, the Company also issued to the Centre Holders and certain other investors a total of 6,695,212 shares of Common Stock and amended warrants to purchase a total of 3,246,164 shares of Common Stock for $1.00 per share (the "Amended Warrants") in exchange for 20,289 shares of the Company's Series A preferred stock and warrants to purchase an aggregate of 3,246,164 shares of the Company's Class B non-voting common stock for $1.03 per share. The Common Stock and Preferred Stock issued to the Centre Holders pursuant to the Centre Loan Agreement and the Exchange Agreement are referred to herein as the "Exchange Agreement Common Shares" and "Exchange Agreement Preferred Shares," respectively. The foregoing summary of the Centre Loan Agreement and the Exchange Agreement are qualified in their entirety by reference to Exhibits 4 and 5, which are incorporated herein by reference.

         In connection with the Centre Loan Agreement and the Exchange Agreement, (a) the Company entered into a Parent Guarantee Agreement dated as of April 1, 2000 (the "Parent Guarantee") with Centre Capital, as agent for the lenders under the Centre Loan Agreement, and (b) certain subsidiaries of the Borrower entered into a Subsidiaries' Guarantee Agreement dated as of April 1, 2000 (the "Subsidiaries Guarantee") with Centre Capital, as agent for the lenders under the Centre Loan Agreement. Under the Parent Guarantee and the Subsidiaries Guarantee, the Company and such subsidiaries unconditionally guaranteed the due and punctual payment of principal and interest on the loans under the Centre Loan Agreement and all other monetary obligations of the Company, the Borrower and their subsidiaries under the Centre Loan Agreement and the related credit documents. The Company and such subsidiaries also authorized the Agent to take and hold security for payment under the Parent Guarantee and the Subsidiaries Guarantee. The foregoing summary of the Parent Guarantee and the Subsidiaries Guarantee are qualified in their entirety by reference to Exhibits 6 and 7, which are hereby incorporated by reference.

         Also in connection with the Centre Loan Agreement and the Exchange Agreement, the Company and the Centre Holders entered into a Second Amendment dated as of April 1, 2000 (the "Amendment") to that certain Registration Rights Agreement dated as of July 31, 1996 (as amended prior to the Amendment, the "Centre Registration Rights Agreement") among the Company and the Centre Holders. Pursuant to the Centre Registration Rights Agreement, as amended by the Amendment, the Centre Holders have certain demand and "piggyback" registration rights with respect to the shares of Common Stock and other securities convertible into, exercisable for or exchangeable for shares of Common Stock held by them, including the Exchange Agreement Common Shares, the Exchange Agreement Preferred Shares, and the Common Stock issuable upon exercise of the

New Warrants and the Amended Warrants. The foregoing summary of the Amendment and Centre Registration Rights Agreement is qualified in its entirety by reference to Exhibits 8 and 9, which are hereby incorporated by reference.

         Finally, in connection with the Restructuring, the Agent and the Centre Holders entered into a Letter Agreement dated as of August 25, 2000 (the "Letter Agreement"), which confirmed the understanding of the Agent and the Centre Holders regarding the makeup of the Company's board of directors. Pursuant to the Letter Agreement, as long as the Voting Agreement or any successor agreement is in effect, Required Lenders must cause the Lenders to vote their shares subject to the Voting Agreement or its successor for the election of one person affiliated with the Centre Holders nominated by the Centre Holders such that one such person is serving on the board during such time. The Letter Agreement also required the Centre Holders and the other Lenders to cooperate in good faith to identify and urge the selection of a qualified candidate to serve as active chairman of the board of directors. The foregoing summary of the Letter Agreement is qualified in its entirety by reference to Exhibit 10, which is hereby incorporated by reference.

         Other than as set forth above, neither any of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Managing Directors has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

         Reference is made to Item 5(c) for a description of the Purchase Agreement.

     Item 7.  Material to be Filed as Exhibits.

         Exhibit 1: Second Amended and Restated Credit Agreement and Partial Exchange Agreement dated as of April 1, 2000 among Firearms Training Systems, Inc., FATS, Inc., the financial institutions listed on the signature pages thereof, and Bank of America, N.A., as agent. (Filed as Exhibit 10.07 to the Company's Annual Report on Form 10-K405 for the Fiscal Year ended March 31,
2000)

         Exhibit 2: Voting and Stock Restrictions Agreement dated as of April 1, 2000 among the financial institutions listed on the signature pages hereof and Bank of America, N.A., as agent. (Filed as Exhibit 9.01 to the Company's Annual Report on Form 10-K405 for the Fiscal Year ended March 31, 2000)

         Exhibit 3: Registration Rights Agreement dated as of April 1, 2000 among Firearms Training Systems, Inc. and the entities set forth on Schedule I. (Filed as Exhibit 10.16 to the Company's Annual Report on Form 10-K405 for the Fiscal Year ended March 31, 2000)

         Exhibit 4: Loan and Exchange Agreement dated as of April 1, 2000 among Firearms Training Systems, Inc., FATS, Inc., Centre Capital Tax-Exempt Investors II, L.P., Centre Capital Offshore Investors II, L.P., and Centre Partners Coinvestment L.P., as lenders, and Centre Capital Investors II, L.P., as agent and as a lender. (Filed as Exhibit 10.8 to the Company's Annual Report on Form 10-K405 for the Fiscal Year ended March 31, 2000)

         Exhibit 5: Securities Exchange and Release Agreement dated as of April 1, 2000 among Firearms Training Systems, Inc. and each of the parties listed on
Schedule 1 annexed thereto. (Filed as Exhibit 10.27 to the Company's Annual Report on Form 10-K405 for the Fiscal Year ended March 31, 2000)

         Exhibit 6: Parent Guarantee Agreement dated as of April 1, 2000 between Firearms Training Systems, Inc. and Centre Capital Investors II, L.P., as agent.

         Exhibit 7: Subsidiaries' Guarantee Agreement dated as of April 1, 2000 between the guarantors named therein and Centre Capital Investors II, L.P., as agent.

         Exhibit 8: Second Amendment to Registration Rights Agreement dated as of April 1, 2000 among Firearms Training Systems, Inc. and the person named therein as Holders.

         Exhibit 9: Registration Rights Agreement dated as of July 31, 1996 among Firearms Training Systems, Inc. and the entities set forth on Schedule I. (Filed as Exhibit 10.17 to the Company's Registration Statement No. 333-13105)

         Exhibit 10: Letter Agreement dated as of August 25, 2000 among Bank of America, N.A., Centre Capital Investors II, L.P., Centre Partners Coinvestment L.P., Centre Capital Offshore Investors II, L.P., and Centre Capital Tax-Exempt Investors II, L.P. (Filed as Exhibit 9.02 to the Company's Annual Report on Form 10-K405 for the Fiscal Year ended March 31, 2000)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2002

                                  CENTRE CAPITAL INVESTORS II, L.P.

                                       By:  Centre Partners II, L.P.,
                                            its general partner


                                            By:  Centre Partners Management LLC,
                                                 Attorney-in-fact


                                                 By: /s/ SCOTT PEREKSLIS
                                                     ---------------------------
                                                     Name: Scott Perekslis
                                                     Title: Managing Director

                                  CENTRE CAPITAL TAX-EXEMPT INVESTORS II, L.P.

                                       By:  Centre Partners II, L.P.,
                                            its general partner


                                            By:  Centre Partners Management LLC,
                                                 Attorney-in-fact


                                                 By: /s/ SCOTT PEREKSLIS
                                                     ---------------------------
                                                     Name: Scott Perekslis
                                                     Title: Managing Director

                                  CENTRE CAPITAL OFFSHORE INVESTORS II, L.P.

                                       By:  Centre Partners II, L.P.,
                                            its general partner


                                            By:  Centre Partners Management LLC,
                                                 Attorney-in-fact


                                                 By: /s/ SCOTT PEREKSLIS
                                                     ---------------------------
                                                     Name: Scott Perekslis
                                                     Title: Managing Director

                                  CENTRE PARTNERS COINVESTMENT L.P.

                                       By:  Centre Partners II, L.LC.,
                                            its general partner


                                            By:  Centre Partners Management LLC,
                                                 Attorney-in-fact


                                                 By: /s/ SCOTT PEREKSLIS
                                                     ---------------------------
                                                     Name: Scott Perekslis
                                                     Title: Managing Director

                                  CENTRE PARTNERS II, L.P.

                                       By:  Centre Partners Management LLC,
                                            Attorney-in-fact


                                            By: /s/ SCOTT PEREKSLIS
                                                ---------------------------
                                                Name: Scott Perekslis
                                                Title: Managing Director

                                  CENTRE PARTNERS II, L.L.C.

                                       By:  Centre Partners Management LLC,
                                            Attorney-in-fact


                                            By: /s/ SCOTT PEREKSLIS
                                                ---------------------------
                                                Name: Scott Perekslis
                                                Title: Managing Director

                                  CENTRE PARTNERS MANAGEMENT LLC



                                  By: /s/ SCOTT PEREKSLIS
                                      ---------------------------
                                      Name: Scott Perekslis
                                      Title: Managing Director